EXHIBIT 99.1

Alvotech Announces Licensing and Commercialization Agreement with Lotus Pharmaceutical for proposed biosimilars to durvalumab and emicizumab in the U.S. and Selected Asian Markets

REYKJAVIK, Iceland, Aug. 21, 2026 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO; ALVO-SDB), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced a strategic licensing and commercialization agreement with Lotus Pharmaceutical (TWSE Stock Code: 1795) covering two of Alvotech’s candidates in the United States and selected Asian markets: AVT34, a proposed biosimilar to Imfinzi® (durvalumab), and AVT87, a proposed biosimilar to Hemlibra® (emicizumab).

Imfinzi® is an oncology biologic used in the treatment of multiple cancers, which generated global sales of approximately $6.1 billion in 2025ˆ. Hemlibra® is a biologic for routine prophylaxis to prevent or reduce the frequency of bleeding episodes in patients with hemophilia A that generated global sales of approximately CHF4.8 billion (approximately $5.8 billion) in 2025².

Under a semi-exclusive agreement in the United States, Alvotech retains the right to commercialize both products directly alongside Lotus, while Lotus will commercialize the products through Alvogen, its U.S.-based wholly owned subsidiary. Alvotech will retain responsibility for product development, and for obtaining and maintaining marketing authorizations in the United States, and will serve as the exclusive supplier of the products for all markets.

In Asia, Lotus will have exclusive commercialization rights in eight selected markets: South Korea, Taiwan, Thailand, Vietnam, the Philippines, Singapore, Hong Kong and Malaysia. Lotus will be responsible for local regulatory submissions and commercialization in these markets.

The agreement has a potential value to Alvotech of up to approximately $150 million in upfront and milestone payments, in addition to ongoing revenues from the supply of commercial product.

“This agreement represents an important evolution of Alvotech’s commercial strategy,” said Lisa Graver, Chief Executive Officer of Alvotech. “For the first time, we will have the opportunity to participate directly in the future commercialization of our products in the United States, allowing us to retain a greater share of the value we create through our development and manufacturing platform. At the same time, our partnership with Lotus extends the potential reach of these two important pipeline assets across key Asian markets. We look forward to working together to bring these medicines to patients and broaden access to high-quality biologics.”

“We are pleased to partner with Alvotech on two important biosimilar candidates that meaningfully advance Lotus’ global growth strategy,” said Petar Vazharov, Chief Executive Officer of Lotus. “By combining Alvotech’s integrated biosimilar development and manufacturing capabilities with Alvogen’s established U.S. commercial platform and Lotus’s deep market presence across Asia, we are building a strong foundation for the future commercialization of AVT34 and AVT87 across key global markets. These candidates expand the scale and reach of our biosimilar portfolio in oncology and rare diseases, and reinforces our commitment to broadening access to high-quality medicines.”

Imfinzi® and Hemlibra® are registered trademarks and the property of their respective owners.

1)	AstraZeneca PLC. (2026). Annual report on Form 20-F for the fiscal year ended December 31, 2025. U.S. Securities and Exchange Commission.
https://www.sec.gov/Archives/edgar/data/901832/000110465926019130/azn-20251231x20f.htm
2)	Roche, Finance Report 2025, F. Hoffmann-La Roche Ltd, https://assets.roche.com/f/176343/x/fca190f63e/fb25e.pdf

Contacts

Media contacts – alvotech.media@alvotech.com
Benedikt Stefansson
Sarah MacLeod

Investor Relations contacts – alvotech.ir@alvotech.com
Dr. Balaji V Prasad
Benedikt Stefansson

About Alvotech

Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.